UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

A. M. CASTLE & CO.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022
(Title of Class of Securities)

148411AK7
(CUSIP Number of Class of Securities)

Marec E. Edgar
President and Chief Executive Officer
A. M. Castle & Co.
1420 Kensington Road, Suite 220
Oak Brook, IL 60523
(847) 455-7111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Jeremy T. Steele Senior Vice President, General Counsel, Secretary A. M. Castle & Co. 1420 Kensington Road, Suite 220 Oak Brook, IL 60523 (847) 455-7111	Eric Orsic, Esq. McDermott Will & Emery LLP 444 West Lake Street, Suite 4000 Chicago, IL 60606-0029 (312) 372-2000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$200,000,000	$25,960

*	Calculated solely for purposes of determining the filing fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended. The transaction value is $200,000,000, which is based on the aggregate principal amount of 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022 that are sought for exchange as of February 25, 2020.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $25,960	Filing Party: A. M. Castle & Co.
Form or Registration No.: Form S-4 (File No. 333-236682)	Date Filed: February 27, 2020
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule (the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2020 by A. M. Castle & Co., a Maryland corporation (referred to herein as “the Company,” “we,” “us” or “our”). This Schedule TO relates to an exchange offer by the Company with respect to its outstanding 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022 (the “old notes”) and a related solicitation of consents for certain proposed amendments to the indenture governing the old notes (collectively, the “Exchange Offer”). The Exchange Offer is being made upon the terms and subject to the conditions set forth in the prospectus (as it may be amended and/or supplemented from time to time, the “Prospectus”), which forms part of the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission on February 27, 2020, as amended by Amendment No. 1 to such Registration Statement filed by the copy with the Securities and Exchange Commission on the date hereof with respect to the Exchange Offer (as it may be amended and/or supplemented from time to time, the “Registration Statement”), and the related letter of transmittal, which are exhibits hereto, respectively. The consideration the Company is offering in the Exchange Offer is described in the Prospectus.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13-e4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information set forth in the Prospectus is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except to the extent that information is specifically provided herein. The Registration Statement can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

(a)(4)(ii)	Prospectus dated March 17, 2020 (incorporated by reference to Amendment No. 1 to the Registration Statement filed with the SEC on March 17, 2020).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2020

A. M. CASTLE & CO.

By:	/s/ Marec E. Edgar
Name:	Marec E. Edgar
Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(ii)	Letter to Registered Holders (incorporated herein by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Letter to Clients and Instructions to Registered Holder from Beneficial Owner (incorporated herein by reference to Exhibit 99.3 to the Registration Statement).

(a)(4)(i)	Prospectus, dated February 27, 2020 (incorporated by reference to the Company’s Registration Statement on Form S-4, initially filed on February 27, 2020).

(a)(4)(ii)	Prospectus dated March 17, 2020 (incorporated by reference to Amendment No. 1 to the Registration Statement filed with the SEC on March 17, 2020).

(a)(5)(i)	Company’s Current Report on Form 8-K dated February 27, 2020 filed pursuant to Rule 425 under the Securities Act of 1933.

(a)(5)(ii)	Press Release, dated February 27, 2020 (filed on Company’s Current Report on Form 8-K dated February 27, 2020 filed pursuant to Rule 425 under the Securities Act of 1933).

(a)(5)(iii)
Form of Indenture governing the 3.00%/5.00% Convertible Senior PIK Toggle Notes due 2024 between the Company and Wilmington Savings Fund Society, FSB (incorporated herein by reference to Exhibit 4.5 to the Registration Statement).

(a)(5)(iv)	Form of Amended & Restated Registration Rights by and between the Company and the signatories thereto. (incorporated herein by reference to Exhibit 10.23 to the Registration Statement)

(a)(5)(v)	Form of New Intercreditor Agreement (incorporated herein by reference to Exhibit 10.24 to the Registration Statement).

(b)	None.

(d)(1)(i)
Indenture, dated August 31, 2017, between the Company, certain of its subsidiaries, Wilmington Saving Fund Society, FSB, as Trustee and Collateral Agent (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K on September 6, 2017).

(d)(1)(ii)
Supplemental Indenture and Amendment No. 1, dated June 1, 2018, to the Indenture dated August 31, 2017 between the Company and Wilmington Saving Fund Society, FSB, as Trustee and Collateral Agent (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K on June 4, 2018).

(d)(1)(iii)
Supplemental Indenture and Waiver, dated December 20, 2019, to the Indenture dated August 31, 2017, between the Company, certain of its subsidiaries, and Wilmington Savings Fund Society, FSB as Trustee and Collateral Agent, relating to the Company’s 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022 (incorporated by reference to Exhibit 10.28 to the Registration Statement).

(d)(1)(iv)
Stockholders Agreement, dated as of August 31, 2017, by and among A. M. Castle & Co. and certain beneficial owners or holders of record of the New Common Stock signatory thereto (incorporated by reference to Exhibit 10.1 to the registration statement on Form 8-A of A. M. Castle, Inc. on August 31, 2017).

(d)(1)(v)
Intercreditor Agreement, dated August 31, 2017, between PNC Bank, National Association and Wilmington Savings Fund Society, FSB, and acknowledged by the Company and certain of its subsidiaries (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K on September 6, 2017).

Exhibit No.	Description
(d)(1)(vi)
Limited Consent and First Amendment to Intercreditor Agreement, dated June 1, 2018, between PNC Bank, National Association and Wilmington Savings Fund Society, FSB (incorporated by reference to Exhibit 10.3 to the Registration Statement).

(d)(1)(vii)
Registration Rights Agreement, dated as of August 31, 2017, by and among A. M. Castle & Co. and certain beneficial owners or holders of record of the New Common Stock signatory thereto (incorporated by reference to Exhibit 10.2 to the registration statement on Form 8-A on August 31, 2017).

(d)(1)(viii)	2017 Management Incentive Plan of the Company (incorporated by reference to Exhibit 10.4 to the quarterly report on Form 10-Q on November 14, 2017).

(d)(1)(ix)	Form of Award Agreement under the 2017 Management Incentive Plan of the Company (incorporated by reference to Exhibit 10.4 to the current report on Form 8-K on September 6, 2017).

(d)(1)(x)
Amended and Restated Employment Agreement, dated December 15, 2017, between A. M. Castle & Co. and Edward Quinn (incorporated by reference to Exhibit 10.9 to the annual report on Form 10-K on March 15, 2018).

(d)(1)(xi)
Amended and Restated Employment Agreement dated May 15, 2017, between A. M. Castle & Co. and Patrick R. Anderson (incorporated by reference to Exhibit 10.3 to the quarterly report on Form 10-Q on August 9, 2017).

(d)(1)(xii)	Employment Agreement dated May 9, 2019, between A. M. Castle & Co. and Jeremy Steele (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q on May 9, 2019).

(d)(1)(xiii)
Retirement Agreement and Release, dated January 7, 2020, between A. M. Castle & Co. and Steven W. Scheinkman (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K on January 7, 2020).

(d)(1)(xiv)
Amended and Restated Employment Agreement, dated January 7, 2020, by and between A. M. Castle & Co. and Marec E. Edgar (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K on January 7, 2020).

(d)(1)(xv)
Form of Non-Employee Director Restricted Stock Award Agreement under the 2017 Management Incentive Plan of A. M. Castle & Co. (incorporated by reference to Exhibit 10.24 to the annual report on Form 10-K on February 27, 2020.

(d)(1)(xvi)	Form of Support Agreement (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K on February 27, 2020).

(d)(1)(xvii)	Exchange Agent Agreement, dated February 27, 2020, by and between A. M. Castle & Co. and Wilmington Savings Fund Society, FSB.*

(g)	None.

(h)	None.

*	Previously filed.

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